[This information was placed on the Ameritrade Holding Corporation web site after announcement of the merger agreement with Datek Online Holdings Corp.]	Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

April 8, 2002

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Dear Clients, Shareholders and Associates,

I am very pleased to inform you we have taken a major step in our goal of growing Ameritrade and strengthening our leadership in the online brokerage industry. Our execution of a definitive merger agreement with Datek – resulting from a shared focus on empowering the self-directed investor with innovative offerings, greater choice and value pricing – propels us forward in this quest together.

With Datek’s technologically advanced products, proven industry position, a highly active and loyal client base and low cost operating structure, this transaction, once closed, will allow our merged Company to realize significant synergies in areas such as advertising, operations, technology and client service. It truly will be a win-win outcome for all of our key constituents: our clients will have best-in-class products and client service; our shareholders will benefit from increased value; and our associates will experience wonderful opportunities for career growth. I can proudly say we are able to make this announcement as a direct result of all your support.

I believe that the combined company resulting from this merger with Datek will set the standard in our industry. Most importantly, our clients can be confident knowing they will have access to a comprehensive combination of trading tools, at the best value, to enable them to reach their financial goals.

Thank you,

Joe Moglia
Chief Executive Officer
Ameritrade Holding Corporation

SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.